UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UMB Financial Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

902788108

(CUSIP Number)

Pam E. Omann

60 South Sixth Street, Suite 3900

Minneapolis, Minnesota 55402

(612) 661-3719

With a copy to:

Joseph T. Kinning

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

(612) 977-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902788108	Page 2 of 7 Pages

1.	Names of Reporting Persons. Robert C. Pohlad, Trustee of the Revocable Trust of Robert C. Pohlad Created U/A dated 8/9/91, as Amended
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 823,492
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 823,492
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 823,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.66%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 902788108	Page 3 of 7 Pages

1.	Names of Reporting Persons. William M. Pohlad, Trustee of the Revocable Trust of William M. Pohlad Created U/A dated 4/15/02, as Amended
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 823,493
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 823,493
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 823,493
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.66%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 902788108	Page 4 of 7 Pages

1.	Names of Reporting Persons. James O. Pohlad, Trustee of the Revocable Trust of James O. Pohlad Created U/A dated 10/10/87, as Amended
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 823,493
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 823,493
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 823,493
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.66%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 7 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed on June 10, 2015 by Robert C. Pohlad, Trustee of the Revocable Trust of Robert C. Pohlad Created U/A dated 8/9/91, as Amended (the “Revocable Trust of Robert C. Pohlad”), William M. Pohlad, Trustee of the Revocable Trust of William M. Pohlad, Created U/A dated 4/15/02, as Amended (the “Revocable Trust of William M. Pohlad”) and James O. Pohlad, Trustee of the Revocable Trust of James O. Pohlad Created U/A dated 10/10/87, as Amended (the “Revocable Trust of James O. Pohlad”) (each individual referred to as a “Reporting Person” and collectively as the “Reporting Persons”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Each of the Reporting Persons may be deemed to beneficially own 2,470,478 shares of Common Stock or 4.98% of UMB’s Common Stock outstanding, as a group under Rule 13d-5(b) of the Securities Exchange Act of 1934. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by each other Reporting Person. The filing of this Schedule 13D/A shall not be construed as an admission that any Reporting Person is a beneficial owner of the Common Stock owned by any other Reporting Person for the purposes of Sections 13, 14 and 16 of the Securities Exchange Act of 1934.

The Revocable Trust of Robert C. Pohlad owns 823,492 shares of Common Stock. The Revocable Trust of Robert C. Pohlad may be deemed to own 1.66% of UMB’s Common Stock outstanding. Robert C. Pohlad, as trustee of the Revocable Trust of Robert C. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of Robert C. Pohlad, Robert C. Pohlad (individually or as trustee), nor to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

The Revocable Trust of William M. Pohlad owns 823,493 shares of Common Stock. The Revocable Trust of William M. Pohlad may be deemed to own 1.66% of UMB’s Common Stock outstanding. William M. Pohlad, as trustee of the Revocable Trust of William M. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of William M. Pohlad, William M. Pohlad (individually or as trustee), nor to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

The Revocable Trust of James O. Pohlad owns 823,493 shares of Common Stock. The Revocable Trust of James O. Pohlad may be deemed to own 1.66% of UMB’s Common Stock outstanding. James O. Pohlad, as trustee of the Revocable Trust of James O. Pohlad, has sole voting and investment power as to these shares. Except as set forth herein, neither the Revocable Trust of James O. Pohlad, James O. Pohlad (individually or as trustee), nor to the best of his knowledge, any of the other Reporting Persons, is the beneficial owner of any Common Stock.

(c)	Transactions effected by the Reporting Persons during the past 60 days are as follows:

Robert C. Pohlad, Trustee of the Revocable Trust of Robert C. Pohlad Created U/A dated 8/9/91, as Amended

Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
12/15/16	Sale	19,100	$78.121
12/16/16	Sale	61,334	$77.213
12/19/16	Sale	33,333	$76.034
12/20/16	Sale	133,334	$76.128
12/21/16	Sale	86,233	$75.998

Page 6 of 7 Pages

William M. Pohlad, Trustee of the Revocable Trust of William M. Pohlad Created U/A dated 4/15/02, as Amended

Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
12/15/16	Sale	19,100	$78.121
12/16/16	Sale	61,333	$77.213
12/19/16	Sale	33,334	$76.034
12/20/16	Sale	133,333	$76.128
12/21/16	Sale	86,233	$75.998

James O. Pohlad, Trustee of the Revocable Trust of James O. Pohlad Created U/A dated 10/10/87, as Amended

Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
12/15/16	Sale	19,100	$78.121
12/16/16	Sale	61,334	$77.213
12/19/16	Sale	33,333	$76.034
12/20/16	Sale	133,333	$76.128
12/21/16	Sale	86,233	$75.998

(d)	Not applicable

(e)	On December 21, 2016, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2016

Revocable Trust of Robert C. Pohlad Created U/A dated 8/9/91, as Amended

/s/Robert C. Pohlad
Robert C. Pohlad Its: Trustee

Revocable Trust of William M. Pohlad, Created U/A dated 4/15/02, as Amended

/s/ William M. Pohlad
William M. Pohlad Its: Trustee

Revocable Trust of James O. Pohlad Created U/A dated 10/10/87, as Amended

/s/ James O. Pohlad
James O. Pohlad Its: Trustee